

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010

January 26, 2007

via U.S. mail and facsimile

Mr. Myles Lee
Finance Director
CRH public limited company
Belgard Castle
Clondalkin, Dublin 22

   **RE: Form 20-F for the fiscal year ended December 31, 2005
     File No. 1-32846**

Dear Mr. Lee:

   We have completed our review of your Form 20-F and related filings and have no further comments at this time.

   If you have any further questions regarding our review of your filings, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

        Sincerely,

        Rufus Decker
        Accounting Branch Chief